UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

THE ESTÉE LAUDER COMPANIES INC.

(Name of Issuer)

CLASS A COMMON STOCK

PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

518439 10 4

(CUSIP Number)

Beth D. Tractenberg, Esq.
Steptoe & Johnson LLP
1114 Avenue of the Americas
35th Floor
New York, NY 10036

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 25, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jane A. Lauder
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Not applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 17,636,689
	8.	SHARED VOTING POWER 4,910,594
	9.	SOLE DISPOSITIVE POWER 17,636,689
	10.	SHARED DISPOSITIVE POWER 4,910,594

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,547,283
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%
14.	TYPE OF REPORTING PERSON (see instructions) IN

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This Statement on Schedule 13D is the second amendment (“Amendment No. 2”) to an initial statement on Schedule 13D previously filed with the Securities and Exchange Commission on June 3, 2010, (the “Schedule 13D”), as amended on November 13, 2013. This Amendment No. 2 is filed by the Reporting Person in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information which has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Pursuant to an amendment to the JL Revocable Trust, the Reporting Person, as trustee of the JL Revocable Trust, currently exercises sole power to vote or otherwise administer any stock in the Issuer held by the JL Revocable Trust. The purpose of this Amendment No. 2 is to update Item 5 to attribute sole beneficial ownership of the shares held by the JL Revocable Trust to the Reporting Person, as trustee.

Item 5.  Interest in Securities of the Issuer.

(a) The responses of the Reporting Person to Row (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.  As of April 6, 2020, the Reporting Person beneficially owned 22,547,283  shares of Class A Common Stock as follows: 47,334 shares of Class A Common Stock held directly by her; 153,335 shares of Class A Common Stock underlying exercisable options held directly by her; 275,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 17,161,020 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as trustee of the JL Revocable Trust; 4,910,594  shares of Class A Common Stock via her indirect holding of the same number of Class B Common Stock as a co-trustee of the 2008 Descendants Trust.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 22,547,283 shares of Class A Common Stock, which would constitute 9.2% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of January 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders, and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 200,669 shares of Class A Common Stock and the 22,346,614 shares of Class B Common Stock beneficially owned by the Reporting Person (including as trustee of the JL Revocable Trust) constitute 14.0% of the aggregate voting power of the Issuer (based on the number of shares of Class A Common Stock outstanding as of January 30, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2019).

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(b) The responses of the Reporting Person to (i) Rows (7) through (10) of the cover pages of this Statement and (ii) Item 5(a) hereof are incorporated herein by reference.  The Reporting Person has sole voting and dispositive power with respect to the following: 47,334 shares of Class A Common Stock held directly by her; 153,335 shares of Class A Common Stock underlying exercisable options held directly by her; 275,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 17,161,020 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as trustee of the JL Revocable Trust.  The Reporting Person, as a co-trustee of the 2008 Descendants Trust, has shared voting and dispositive power with respect to the 4,910,594 shares of Class B Common Stock owned by the 2008 Descendants Trust.

(d) The Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 47,334 shares of Class A Common Stock held directly by her; 153,335 shares of Class A Common Stock underlying exercisable options held directly by her; 275,000 shares of Class A Common Stock via her direct holding of the same number of shares of Class B Common Stock; 17,161,020 shares of Class A Common Stock via her indirect holding of the same number of shares of Class B Common Stock as trustee of the JL Revocable Trust.  The Reporting Person, as a co-trustee of the 2008 Descendants Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,910,594 shares of Class B Common Stock owned by the 2008 Descendants Trust.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person is a party, as trustee of the 2008 Descendants Trust, to a stockholders’ agreement (the “Stockholder’ Agreement”), dated November 22, 1995, as amended, among the parties listed on Exhibit 8 attached hereto. Effective as of April 6, 2020, the Reporting Person became party to the Stockholders’ Agreement as trustee of the JL Revocable Trust.  The stockholders who are parties to the Stockholders’ Agreement have agreed to vote in favor of the election of Leonard A. Lauder (or one of his sons) and Ronald S. Lauder (or one of his daughters) and one designee of each as directors of the Issuer.  The Stockholders’ Agreement also contains certain limitations on the transfer of shares of Class A Common Stock.  Each stockholder who is a party to the Stockholders’ Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1:	Stockholders’ Agreement, dated November 22, 1995 (filed as Exhibit 10.1 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**
Exhibit 2:	Amendment No. 1 to Stockholders’ Agreement (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1996).**
Exhibit 3:	Amendment No. 2 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 1996).**
Exhibit 4:	Amendment No. 3 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the “FY 1997 Q3 10-Q”)).**
Exhibit 5:	Amendment No. 4 to Stockholders’ Agreement (filed as Exhibit 10.1d to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2000).**
Exhibit 6:	Amendment No. 5 to Stockholders’ Agreement (filed as Exhibit 10.1e to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2002).**
Exhibit 7:	Amendment No. 6 to Stockholders’ Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2004).**
Exhibit 8:	List of parties to Stockholders’ Agreement. *
Exhibit 9:	Registration Rights Agreement, dated November 22, 1995 (filed as Exhibit 10.2 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003).**
Exhibit 10:	First Amendment to Registration Rights Agreement (filed as Exhibit 10.3 to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 1996).**
Exhibit 11:	Second Amendment to Registration Rights Agreement (filed as Exhibit 10.1 to the FY 1997 Q3 10-Q).**
Exhibit 12:	Third Amendment to Registration Rights Agreement (filed as Exhibit 10.2c to the Issuer’s Annual Report on Form 10-K for the fiscal year ended June 30, 2001).**
Exhibit 13:	Fourth Amendment to Registration Rights Agreement (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2003).**
Exhibit 14:	Amendment No. 7 to Stockholders’ Agreement (filed as Exhibit 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009).**

* Filed herewith

** Incorporated by reference

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jane A. Lauder

Jane A. Lauder

Date: April 6, 2020